Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Second Quarter 2018 Financial Results

•	A total of 2,434 hotels with 201,275 hotel rooms were in operation as of June 30, 2018, as compared to 2,354 hotels and 195,552 hotel rooms as of March 31, 2018.
•

Total revenues increased 20.3% year-over-year from RMB193.9 million for the second quarter of 2017 to RMB233.4 million (US$35.3 million)[1] for the second quarter of 2018. Total revenues increased 21.7% year-over-year from RMB360.2 million for the first half of 2017 to RMB438.3 million (US$66.2 million) for the first half of 2018.

•

Adjusted EBITDA (non-GAAP) increased 21.2% year-over-year from RMB114.8 million for the second quarter of 2017 to RMB139.2 million (US$21.0 million)[1] for the second quarter of 2018. Adjusted EBITDA (non-GAAP) increased 24.8% year-over-year from RMB202.5 million for the first half of 2017 to RMB252.8 million (US$38.2 million)[1] for the first half of 2018.

•

Core net income (non-GAAP) increased 24.7% year-over-year from RMB88.9 million for the second quarter of 2017 to RMB110.9 million (US$16.8million)[1] for the second quarter of 2018. Core net income (non-GAAP) increased 25.9% year-over-year from RMB154.8 million for the first half of 2017 to RMB194.8 million (US$29.4 million)[1] for the first half of 2018.

•

Basic and diluted core net income per ADS (non-GAAP) were RMB1.09 (US$0.16)[1] for the second quarter of 2018. Basic and diluted core net income per ADS (non-GAAP) were RMB2.01 (US$0.30) [1] for the first half of 2018.

•

As of June 30, 2018, the Company had a strong pipeline with a total of 477 hotels contracted for or under development. For the second quarter of 2018, the Company opened 104 F&M hotels, compared to 97 hotels for the second quarter of 2017.

•	The Company reaffirmed guidance for growth in full year 2018 total revenues of 20-25% from 2017.

SHANGHAI, China, August 23, 2018 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading franchised hotel operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter of 2018 Operational Highlights

•

As of June 30, 2018, GreenTree had 26 leased-and-operated (“L&O”) hotels and 2,408 franchised-and-managed (“F&M”) hotels in operation in 267 cities across China, compared to 26 L&O hotels and 2,328 F&M hotels in operation in 266 cities as of March 31, 2018.

[1]

The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.6171 on June 29, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20180702.

•

In the second quarter of 2018, the Company opened 104 F&M hotels, 68 in the mid-scale segment, 5 in the business to mid-to-up-scale segment and 31 in the economy segment. Of the hotels opened, 7 hotels were in Tier 1 cities[2], 22 in Tier 2 cities[3] and the remaining 75 hotels in other cities in China, while the Company closed a total of 24 F&M hotels in the quarter.

•	As of June 30, 2018, the Company had a strong pipeline with a total of 477 hotels contracted for or under development.
•	The average daily room rate, or ADR, for all hotels in operation, was RMB164 in the second quarter of 2018, compared to RMB156 in the second quarter of 2017, an increase of 5.1% year-over-year.
•	The occupancy rate for all hotels in operation was 82.6% in the second quarter of 2018, compared to 83.2% in the second quarter of 2017, a decrease of 0.6% year-over-year.
•

The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB136 in the second quarter of 2018, representing a 4.6% year-over-year increase from RMB130 in the second quarter of 2017.

As of June 30, 2018, we had approximately 24 million individual loyal members and over 930,000 corporate members, compared to approximately 22 million and over 860,000 respectively, as of March 31, 2018. During the second quarter of 2018, we sold approximately 95.4% of our room nights through our direct sales channels, including our individual loyal members and corporate members, while online travel agencies, or OTAs, only contributed approximately 4.6% of our room nights.

“After our successful listing on the NYSE on March 27, 2018, we continued to execute our organic growth strategy in the second quarter.” commented Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “We continue to grow our pipeline and are on track to open more new hotels in the second half of the year. We are also actively searching for appropriate acquisition opportunities, which we believe will build a stronger hotel platform and create long-term shareholder value.”

Second Quarter of 2018 Financial Results

	Quarter Ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	47,063,998	49,740,478	7,516,960
Franchised-and-managed hotels	134,262,270	165,509,815	25,012,440
Membership fees	12,619,532	18,103,997	2,735,941
Total revenues	193,945,800	233,354,290	35,265,341

[2]	“Tier 1 cities” refers to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou.

[3]

“Tier 2 cities” refers to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council.

First Half of 2018 Financial Results

	Six months Ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	88,826,814	93,915,936	14,192,915
Franchised-and-managed hotels	246,498,634	309,378,578	46,754,406
Membership fees	24,887,139	35,003,197	5,289,809
Total revenues	360,212,587	438,297,711	66,237,130

Total revenues for the second quarter of 2018 were RMB233.4 million (US$35.3 million)1, representing a 20.3% increase over second quarter 2017. Total revenues for the first half of 2018 were RMB438.3 million (US$66.2 million)1, representing a 21.7% increase over first half of 2017. The year-over-year increase in the second quarter of 2018 was primarily attributable to the net additional 80 F&M hotels to our network, the opening of a new L&O hotel in Shanghai in June 2017, improved RevPar for both F&M and L&O hotels as well as membership growth; and was partially offset by the conversion of five L&O hotels to F&M hotels after the first quarter of 2017.

•

Total revenues from leased-and-operated hotels for the second quarter of 2018 were RMB49.7 million (US$7.5 million)[1], representing a 5.7% year-over-year increase. Total revenues from leased-and-operated hotels for the first half of 2018 were RMB93.9 million (US$14.2 million)[1], representing a 5.7% year-over-year increase. The year-over-year increase in the second quarter of 2018 was attributable to RevPAR growth of 8.4% and moderate sublease revenue growth, resulting from a GreenTree Eastern hotel opened in Shanghai in June 2017, and partially offset by the conversion of five hotels to F&M hotels after the first quarter of 2017.

•

Total revenues from franchised-and-managed hotels for the second quarter of 2018 were RMB165.5 million (US$25.0 million)[1], representing a 23.3% year-over-year increase. Total revenues from franchised-and-managed hotels for the first half of 2018 were RMB309.4 million (US$46.8 million) [1], representing a 25.5% year-over-year increase. Initial franchise fees increased 20.3% year-over-year in the second quarter of 2018, primarily due to the gross opening of 104 hotels in the second quarter of 2018 as compared to 97 hotels opened in the second quarter of 2017. The 23.6% year-over-year increase in recurring franchisee management fees in the second quarter of 2018 was primarily due to RevPAR growth of 4.7% as well as growth in central reservation system (“CRS”) usage fees, annual IT and marketing fees and hotel manager fees, which in turn resulted from the increased number of hotels and hotel rooms in operation.

	Quarter Ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
Initial franchise fee	13,928,628	16,759,749	2,532,794
Recurring franchise management fee	120,333,642	148,750,066	22,479,646
Revenues from franchised-and-managed hotels	134,262,270	165,509,815	25,012,440

	Six months Ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
Initial franchise fee	21,051,209	29,254,662	4,421,070
Recurring franchise management fee	225,447,425	280,123,916	42,333,336
Revenues from franchised-and-managed hotels	246,498,634	309,378,578	46,754,406

•

Membership fees represent the one-time membership fee the Company charges in relation to its paid memberships recognized as our revenue on a straight-line basis over the estimated life of the membership, which is three to six years depending on the membership level. Membership fees totaled RMB18.1 million (US$2.7 million)[1] in the second quarter of 2018, representing a 43.5% year-over-year increase. These fees totaled RMB35.0 million (US$5.3 million) [1] in the first half of 2018, representing a 40.6% year-over-year increase. The year-over-year increase in the second quarter of 2018 was primarily a result of an increase in the number of our paid members from approximately 17 million as of December 31, 2017 to approximately 19 million as of June 30, 2018 as we continued to promote our paid membership program.

	Quarter Ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
Operating costs and expenses
Hotel operating costs	57,725,535	65,633,713	9,918,803
Selling and marketing expenses	9,401,701	11,555,287	1,746,277
General and administrative expenses	18,146,306	25,150,930	3,800,899
Other operating expenses	295,431	35,330	5,339
Total operating costs and expenses	85,568,973	102,375,260	15,471,318

	Six months Ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
Operating costs and expenses
Hotel operating costs	114,760,347	130,744,785	19,758,623
Selling and marketing expenses	19,055,646	22,904,354	3,461,389
General and administrative expenses	36,581,236	45,551,787	6,883,950
Other operating expenses	1,148,166	178,592	26,989
Total operating costs and expenses	171,545,395	199,379,518	30,130,951

Hotel operating costs for the second quarter of 2018 were RMB65.6 million (US$9.9 million)1, compared to RMB57.7 million in the second quarter of 2017, representing a 13.7% year-over-year increase. Hotel operating costs for the first half of 2018 were RMB130.7 million (US$19.8 million)1, compared to RMB114.8 million in the first half of 2017, representing a 13.9% year-over-year increase. The year-over-year increase in the second quarter of 2018 were mainly attributable to the increased general managers in our hotel network and other costs associated with the expansion of our F&M hotels, and higher rental costs, utilities and personnel cost in the GreenTree Eastern L&O hotel and other L&O hotels; and was partially offset by reduced rental costs, depreciation and amortization and operating costs related to the conversion of five L&O hotels.

	Quarter Ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
Rental	15,216,595	17,660,357	2,668,897
Utilities	4,093,561	5,104,337	771,386
Personnel cost	6,828,204	7,937,739	1,199,580
Depreciation and amortization	5,601,660	3,714,393	561,332
Consumable, food and beverage	2,803,351	4,602,750	695,584
Costs of general managers of franchised-and-operated hotels	13,756,357	15,729,674	2,377,125
Other costs of franchised-and-operated hotels	5,957,711	7,417,928	1,121,024
Others	3,468,096	3,466,535	523,875
Hotel Operating Costs	57,725,535	65,633,713	9,918,803

	Six months Ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
Rental	30,516,774	35,292,424	5,333,518
Utilities	8,789,648	10,215,337	1,543,779
Personnel cost	13,230,428	15,169,589	2,292,483
Depreciation and amortization	11,743,087	8,534,806	1,289,811
Consumable, food and beverage	5,548,470	9,039,387	1,366,065
Costs of general managers of franchised-and-operated hotels	26,678,079	31,315,282	4,732,478
Other costs of franchised-and-operated hotels	11,549,511	14,167,964	2,141,114
Others	6,704,350	7,009,996	1,059,375
Hotel Operating Costs	114,760,347	130,744,785	19,758,623

Selling and marketing expenses for the second quarter of 2018 were RMB11.6 million (US$1.7 million)1, compared to RMB9.4 million in the second quarter of 2017. Selling and marketing expenses for the first half of 2018 were RMB22.9 million (US$3.5 million)1, compared to RMB19.1 million in the first half of 2017. The year-over-year increase of 22.9% in the second quarter of 2018 was mainly attributable to model room construction, exhibition and other advertising and promotion expenses related to our three new business to mid-to-upscale brands, increased personnel, compensation and other costs (i.e. travel expenses) of business development personnel, as a result of the increased opening of hotels.

General and administrative expenses for the second quarter of 2018 were RMB25.2 million (US$3.8 million)1, compared to RMB18.1 million in the second quarter of 2017. General and administrative expenses for the first half of 2018 were RMB45.6 million (US$6.9 million)1, compared to RMB36.6 million in the first half of 2017. The year-over-year increase of 38.6% in the second quarter of 2018 was primarily attributable to increased headquarter staff costs, increased share-based compensation expenses and new IT program expenses.

Gross profit for the second quarter of 2018 was RMB167.7 million (US$25.3 million)1, compared to RMB136.2 million in the second quarter of 2017, representing a year-over-year increase of 23.1%. Gross margin in the second quarter improved to 71.9%, compared to 70.2% a year ago. Gross profit for the first half of 2018 was RMB307.6 million (US$46.5 million)1, compared to RMB245.5 million in the first half of 2017, representing a year-over-year increase of 25.3%.

Income from operations for the second quarter of 2018 was RMB143.2 million (US$21.6 million)1, compared to RMB113.1 million in the second quarter of 2017, representing a year-over-year increase of 26.6%. Operating margin in the second quarter improved to 61.4%, compared to 58.3% a year ago. Income from operations for the first half of 2018 was RMB265.0 million (US$40.0 million)1, compared to RMB193.7 million in the first half of 2017, representing a year-over-year increase of 36.8%.

Adjusted EBITDA (non-GAAP) for the second quarter of 2018 was RMB139.2 million (US$21.0 million)1, compared to RMB114.8 million for the second quarter of 2017, a year-over-year increase of 21.2%. The adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as percentage of total revenues, was 59.6% in the second quarter of 2018, compared to 59.2% in the second quarter of 2017. Adjusted EBITDA (non-GAAP) for the first half of 2018 was RMB252.8 million (US$38.2 million)1, compared to RMB202.5 million for the first half of 2017, a year-over-year increase of 24.8%.

Core net income (non-GAAP) for the second quarter of 2018 was RMB110.9 million (US$16.8 million)1, compared to RMB88.9 million in the second quarter of 2017, representing a 24.7% year-over-year increase. The core net margin, defined as core net income (non-GAAP) as percentage of total revenues, was 47.5% in the second quarter of 2018, compared to 45.9% in the second quarter of 2017. Core net income (non-GAAP) for the first half of 2018 was RMB194.8 million (US$29.4 million)1, compared to RMB154.8 million in the first half of 2017, representing a 25.9% year-over-year increase.

Net income attributable to GreenTree Hospitality Group Ltd. for the second quarter of 2018 was RMB97.2 million (US$14.7 million)1, or 41.7% of total revenues, compared to RMB108.7 million, or 56.0% of total revenues, in the second quarter of 2017, a year-over-year decrease of 10.5%. Net income attributable to GreenTree Hospitality Group Ltd. for the first half of 2018 was RMB187.4 million (US$28.3 million)1 compared to RMB183.2 million in the first half of 2017, a year-over-year increase of 2.3%.

Basic and diluted core net income per ADS (non-GAAP) were RMB1.09 (US$0.16)1 for the second quarter of 2018, compared to RMB0.97 for the second quarter of 2017. Basic and diluted core net income per ADS (non-GAAP) were RMB2.01 (US$0.30) 1 for the first half of 2018, compared to RMB1.69 for the first half of 2017.

Basic and diluted earnings per ADS for the second quarter of 2018 was RMB0.96 (US$0.14)1, compared to RMB1.19 for the second quarter of 2017. Basic and diluted earnings per ADS were RMB1.94 (US$0.29)1 for the first half of 2018, compared to RMB2.01 for the first half of 2017.

Cash flow. Operating cash inflow for the second quarter of 2018 was RMB83.4 million (US$12.6 million)1, due primarily to improved operating performance across our hotel portfolio. Operating cash inflow for the first half of 2018 was RMB199.4 million (US$30.1 million)1. Investing cash outflow for the second quarter of 2018 was RMB337.3 million (US$51.0 million)1, which was attributable primarily to net purchase of short term investments of RMB274.9 million and purchase of property and equipment of RMB54.7 million. Investing cash outflow for the first half of 2018 was RMB177.2 million (US$26.8 million)1. Financing cash outflow for the second quarter of 2018 was RMB185.9 million (US$28.1 million)1, which was mainly due to dividends distributed to pre-IPO shareholders of RMB160.8 million and IPO related costs. Financing cash inflow for the first half of 2018 was RMB604.6 million (US$91.4 million)1,

Cash and cash equivalents, restricted cash, Short term investments and Trading securities. As of June 30, 2018, the Company had a total balance of cash and cash equivalents, restricted cash, short term investments and trading securities of RMB1,898.8 million (US$286.9 million)1, as compared to RMB1,254.6 million as of December 31, 2017, primarily due to the proceeds of our IPO net of capitalized expenses and net operating cash inflow.

Guidance

For the full year 2018, the Company reaffirms total revenue growth guidance of 20-25% from 2017.

The guidance set forth above reflects the Company’s current and preliminary view based on our estimates, may not be indicative of our financial results for future interim periods and the full year ended December 31, 2018 and is subject to change.

Conference Call

GreenTree’s management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on August 23, 2018 (8:00 PM Beijing/Hong Kong Time on August 23, 2018).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201203
US	1-888-346-8982
Hong Kong	800-905945 or 852-3018-4992

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 30, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10123082

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from trading securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading franchised hotel operator in China. As of December 31, 2017, GreenTree had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2017, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of number of hotel rooms according to the China Hospitality Association. The Company has built a strong suite of brands including its flagship “GreenTree Inns” brand as a result of its long-standing dedication to the hospitality industry in China, the consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value- and quality-conscious business and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

---Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	161,963,665	789,355,308	119,290,219
Short-term investment	781,850,000	843,769,909	127,513,550
Trading securities	307,754,960	262,642,263	39,691,445
Accounts receivable, net of allowance for doubtful accounts	53,882,894	72,652,828	10,979,557
Amounts due from related parties	3,248,692	6,026,569	910,757
Prepaid rent	4,292,472	4,161,168	628,851
Inventories	2,355,154	1,393,732	210,626
Other current assets	127,269,801	143,086,346	21,623,724
Loans receivable, net	6,600,000	20,360,000	3,076,877
Deferred tax assets	36,207,884	37,158,836	5,615,577
Total current assets	1,485,425,522	2,180,606,959	329,541,183

Non-current assets:
Amounts due from a related party	2,600,000	2,600,000	392,921
Restricted cash	3,000,000	3,000,000	453,371
Loan receivable, net	—	12,900,000	1,949,494
Property and equipment, net	96,669,251	92,693,446	14,008,168
Intangible assets, net	3,727,383	6,649,314	1,004,868
Goodwill	2,959,183	2,959,183	447,202
Long-term investments	122,508,832	121,418,808	18,349,248
Other assets	5,741,301	113,274,089	17,118,389
Deferred tax assets	33,351,457	33,396,565	5,047,009
TOTAL ASSETS	1,755,982,929	2,569,498,364	388,311,853

LIABILITIES AND EQUITY
Current liabilities:

	December 31,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
Accounts payable	7,293,341	10,152,957	1,534,351
Advance from customers	33,662,363	33,191,324	5,015,993
Amounts due to related parties	473,018	953,720	144,130
Salary and welfare payable	44,577,683	42,926,392	6,487,191
Deferred rent	2,916,205	4,146,333	626,609
Deferred revenue	109,101,986	134,668,678	20,351,616
Accrued expenses and other current liabilities	293,741,951	266,921,014	40,338,066
Income tax payable	103,830,578	64,290,664	9,715,837
Dividends payable	39,691,103	—	—
Deferred tax liabilities	27,745,951	18,111,810	2,737,122
Total current liabilities	663,034,179	575,362,892	86,950,915

Deferred rent	23,050,635	19,777,360	2,988,826
Deferred revenue	144,258,584	155,257,846	23,463,125
Other long-term liabilities	73,937,277	83,412,257	12,605,561
Deferred tax liabilities	5,797,260	4,806,469	726,371
Unrecognized tax benefits	113,299,633	160,240,788	24,216,165
Total liabilities	1,023,377,568	998,857,612	150,950,963

Shareholders’ equity:
Class A ordinary shares	160,189,926	217,421,867	32,857,576
Class B ordinary shares	140,696,841	115,534,210	17,459,946
Additional paid-in capital	212,309,734	990,664,622	149,712,808
Retained earnings	223,134,889	249,728,708	37,739,902
Accumulated other comprehensive loss	(4,086,149)	(3,042,408)	(459,780)
Total GreenTree Hospitality Group Ltd. shareholders’ equity	732,245,241	1,570,306,999	237,310,452

Noncontrolling interests	360,120	333,753	50,438
Total shareholders’ equity	732,605,361	1,570,640,752	237,360,890

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,755,982,929	2,569,498,364	388,311,853

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenues
Leased-and-operated hotels	47,063,998	49,740,478	7,516,960	88,826,814	93,915,936	14,192,915
Franchised-and-managed hotels	134,262,270	165,509,815	25,012,440	246,498,634	309,378,578	46,754,406
Membership fees	12,619,532	18,103,997	2,735,941	24,887,139	35,003,197	5,289,809
Total revenues	193,945,800	233,354,290	35,265,341	360,212,587	438,297,711	66,237,130

Operating costs and expenses
Hotel operating costs	(57,725,535)	(65,633,713)	(9,918,803)	(114,760,347)	(130,744,785)	(19,758,623)
Selling and marketing expenses	(9,401,701)	(11,555,287)	(1,746,277)	(19,055,646)	(22,904,354)	(3,461,389)
General and administrative expenses	(18,146,306)	(25,150,930)	(3,800,899)	(36,581,236)	(45,551,787)	(6,883,950)
Other operating expenses	(295,431)	(35,330)	(5,339)	(1,148,166)	(178,592)	(26,989)
Total operating costs and expenses	(85,568,973)	(102,375,260)	(15,471,318)	(171,545,395)	(199,379,518)	(30,130,951)

Other operating income	4,722,477	12,242,088	1,850,069	5,066,976	26,067,489	3,939,413
Income from operations	113,099,304	143,221,118	21,644,092	193,734,168	264,985,682	40,045,592

Interest income and other, net	5,674,569	11,420,031	1,725,836	12,409,580	16,123,893	2,436,701
Gains (losses) from trading securities	24,385,333	(25,862,935)	(3,908,500)	35,967,385	(31,036,562)	(4,690,357)
Other expense, net	(28,852)	—	—	(69,818)	—	—
Income before income taxes	143,130,354	128,778,214	19,461,428	242,041,315	250,073,013	37,791,936

Income tax expense	(34,494,218)	(31,356,198)	(4,738,662)	(58,331,623)	(61,574,619)	(9,305,378)
Income before share of loss in equity investees	108,636,136	97,422,016	14,722,766	183,709,692	188,498,394	28,486,558

Share of (gain ) loss in equity investees, net of tax	52,078	(182,988)	(27,654)	(513,447)	(1,090,024)	(164,728)
Net income	108,688,214	97,239,028	14,695,112	183,196,245	187,408,370	28,321,830
Net loss (gain) attributable to noncontrolling interests	7,131	(3,152)	(476)	35,249	26,367	3,985

Net income attributable to ordinary shareholders	108,695,345	97,235,876	14,694,636	183,231,494	187,434,737	28,325,815

Net earnings per share
Class A ordinary share-basic and diluted	1.19	0.96	0.14	2.01	1.94	0.29
Class B ordinary share-basic and diluted	1.19	0.96	0.14	2.01	1.94	0.29

	Quarter Ended			Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net earnings per ADS
Class A ordinary share-basic and diluted	1.19	0.96	0.14	2.01	1.94	0.29
Class B ordinary share-basic and diluted	1.19	0.96	0.14	2.01	1.94	0.29

Weighted average shares outstanding
Class A ordinary share-basic and diluted	48,635,252	66,789,299	66,789,299	48,635,252	58,866,740	58,866,740
Class B ordinary share-basic and diluted	42,716,957	34,762,909	34,762,909	42,716,957	37,839,060	37,839,060

Other comprehensive income, net of tax
-Foreign currency translation adjustments	(827,530)	1,213,623	183,407	(1,979,774)	1,043,741	157,734
Comprehensive income, net of tax	107,860,684	98,452,651	14,878,519	181,216,471	188,452,111	28,479,564

Comprehensive loss (gain) attributable to noncontrolling interests	7,131	(3,152)	(476)	35,249	26,367	3,985
Comprehensive income attributable to ordinary shareholders	107,867,815	98,449,499	14,878,043	181,251,720	188,478,478	28,483,549

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Operation activities:
Net income	108,688,214	97,239,028	14,695,112	183,196,245	187,408,370	28,321,830

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,115,165	4,557,247	688,708	12,674,080	9,951,749	1,503,944
Share of loss (gain) in equity method investments	(52,078)	182,988	27,654	513,447	1,090,024	164,728
Interest income	(2,788,706)	(234,004)	(35,364)	(5,838,706)	(4,937,866)	(746,228)
Bad debt expense	581,251	379,445	57,343	1,154,523	698,703	105,591
(Gains) losses from trading securities	(24,385,333)	25,862,935	3,908,500	(35,967,385)	31,036,562	4,690,357
Loss on disposal of property and equipment	(695,230)	—	—	157,506	—	—
Foreign exchange (gain) loss	(374,755)	(1,340,059)	(202,515)	(1,298,256)	(614,853)	(92,919)
Share-based compensation	—	3,586,930	542,070	—	3,746,769	566,225

Changes in operating assets and liabilities:
Restricted cash	—	—	—	7,200,000	—	—
Accounts receivable	(15,539,614)	(8,246,047)	(1,246,172)	(26,245,214)	(19,468,637)	(2,942,171)
Prepaid rent	2,630,635	(1,455,073)	(219,896)	6,598,997	131,304	19,843
Inventories	(206,252)	186,242	28,146	11,224	961,422	145,294
Amounts due from related parties	1,181,694	1,938,481	292,950	3,435,718	1,522,123	230,029
Other current assets	970,740	(19,562,202)	(2,956,310)	(1,819,059)	(26,365,951)	(3,984,518)
Other assets	—	—	—	1,728,263	—	—
Accounts payable	800,856	(4,359,732)	(658,858)	2,115,442	337,208	50,960
Amounts due to related parties	(157,557)	154,006	23,274	2,538,414	480,702	72,645
Salary and welfare payable	2,140,122	27,794	4,200	(678,679)	(1,651,291)	(249,549)
Deferred revenue	(2,225,451)	21,657,037	3,272,889	14,667,526	36,565,954	5,525,979
Advance from customers	8,312,326	8,017,444	1,211,625	11,776,047	(471,039)	(71,185)
Accrued expenses and other current liabilities	3,252,222	(31,297,653)	(4,729,814)	15,533,168	(27,214,366)	(4,112,733)
Income tax payable	(42,196,868)	(56,273,754)	(8,504,293)	(27,193,374)	(36,539,914)	(5,522,043)
Unrecognized tax benefits	15,194,271	43,190,003	6,527,029	14,744,258	46,941,155	7,093,917
Deferred rent	(5,683,343)	(1,028,699)	(155,461)	(10,891,391)	(2,043,147)	(308,768)
Other long-term liabilities	8,865,201	7,701,591	1,163,892	(172,893)	9,474,980	1,431,893
Deferred taxes	5,754,724	(7,506,008)	(1,134,335)	5,790,416	(11,620,992)	(1,756,206)
Net cash provided by operating activities	70,182,234	83,377,940	12,600,374	173,730,317	199,418,969	30,136,915

	Quarter Ended			Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Investing activities:
Purchases of property and equipment	(2,350,676)	(54,676,146)	(8,262,856)	(7,110,402)	(113,008,255)	(17,078,215)
Purchases of intangible assets	—	(900,000)	(136,011)	—	(900,000)	(136,011)
Purchases of short-term investments	—	(275,105,052)	(41,574,867)	—	(791,666,641)	(119,639,516)
Proceeds from short-term investments	—	234,004	35,364	—	745,234,004	112,622,449
Proceeds from disposal of property and equipment	—	—	—	1,600,000	—	—
Purchases of trading securities	(5,886,700)	—	—	(37,029,398)	(4,795,838)	(724,764)
Proceeds from disposal of trading securities	10,667,510	7,604,063	1,149,153	31,396,866	18,871,973	2,852,001
Loan to a related party	(3,100,000)	—	—	(4,100,000)	—	—
Loan to franchisees	—	(17,800,000)	(2,690,000)	(3,500,000)	(37,800,000)	(5,712,472)
Repayment from a franchisee	—	3,340,000	504,753	—	6,840,000	1,033,685
Net cash (used in) provided by investing activities	(669,866)	(337,303,131)	(50,974,464)	(18,742,934)	(177,224,757)	(26,782,843)

Financing activities:
Distribution to the shareholders	(9,651,158)	(160,840,918)	(24,306,859)	(9,651,158)	(200,532,021)	(30,305,123)
Income tax paid related to the above distribution	—	—	—	—	(3,000,000)	(453,372)
Proceeds from short-term borrowings	60,000,000	—	—	60,000,000	—	—
Changes in restricted cash	90,000,000	—	—	(785,000,000)	—	—
Proceeds from IPO, net of capitalized expenses	—	—		—	833,202,245	125,916,526
Payment for initial public offering costs	—	(25,087,646)	(3,791,336)	—	(25,087,646)	(3,791,336)
Net cash provided by (used in) financing activities	140,348,842	(185,928,564)	(28,098,195)	(734,651,158)	604,582,578	91,366,695

Effect of exchange rate changes on cash and cash equivalents	(452,775)	1,509,941	228,188	(681,516)	614,853	92,919
Net increase (decrease) in cash and cash equivalents	209,408,435	(438,343,814)	(66,244,097)	(580,345,291)	627,391,643	94,813,686
Cash and cash equivalents at the beginning of the period	107,029,209	1,227,699,122	185,534,316	896,782,935	161,963,665	24,476,533
Cash and cash equivalents at the end of the period	316,437,644	789,355,308	119,290,219	316,437,644	789,355,308	119,290,219

Supplemental disclosure of cash flow information:
Income taxes paid	(55,742,089)	(48,194,805)	(7,283,373)	(65,025,390)	(62,794,370)	(9,489,712)
Interest paid	(261,294)	—	—	(261,294)	—	—

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	108,688,214	97,239,028	14,695,112	183,196,245	187,408,370	28,321,830

Deduct:
Other operating income	4,722,477	12,242,088	1,850,069	5,066,976	26,067,489	3,939,413
Interest income and other, net	5,935,863	11,420,031	1,725,836	12,670,874	16,123,893	2,436,701
Gains from trading securities	24,385,333	—	—	35,967,385	—	—
Share of gain in equity investees, net of tax	52,078	—	—	52,078	—	—
Add:
Other operating expenses	295,431	35,330	5,339	1,148,166	178,592	26,989
Income tax expense	34,494,218	31,356,198	4,738,662	58,331,623	61,574,619	9,305,378
Share of loss in equity investees, net of tax	—	182,988	27,654	565,525	1,090,024	164,728
Interest expense	261,294	—	—	261,294	—	—
Share-based compensation	—	3,586,930	542,070	—	3,746,769	566,225
Depreciation and amortization	6,115,165	4,557,247	688,708	12,674,080	9,951,749	1,503,944
Losses from trading securities	—	25,862,935	3,908,500	—	31,036,562	4,690,357
Other expense, net	28,852	—	—	69,818	—	—
Adjusted EBITDA (Non-GAAP)	114,787,423	139,158,537	21,030,140	202,489,438	252,795,303	38,203,337

	Quarter Ended			Six Months Ended
	June 30,2017	June 30,2018	June 30,2018	June 30,2017	June 30,2018	June 30,2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	108,688,214	97,239,028	14,695,112	183,196,245	187,408,370	28,321,830

Deduct:
Government subsidies (net of 25% tax)	1,493,208	76,774	11,602	1,493,246	10,312,776	1,558,504
Gains from trading securities (net of 25% tax)	18,289,000	—	—	26,975,539	—	—
Reimbursement related to the ADS program	—	9,271,648	1,401,165	—	9,271,648	1,401,165
Add:
Share-based compensation	—	3,586,930	542,070	—	3,746,769	566,225
Losses from trading securities (net of 25% tax)	—	19,397,201	2,931,375	—	23,277,421	3,517,768
Other expense (net of 25% tax)	21,639	—	—	52,364	—	—
Core net income (Non-GAAP)	88,927,645	110,874,737	16,755,790	154,779,824	194,848,136	29,446,154
Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.97	1.09	0.16	1.69	2.01	0.30
Class B ordinary share-basic and diluted	0.97	1.09	0.16	1.69	2.01	0.30

Operational Data

	As of June 30, 2017	As of June 30, 2018
Total hotels in operation:	2,035	2,434
Leased and owned hotels	27	26
Franchised hotels	2,008	2,408
Total hotel rooms in operation	173,836	201,275
Leased and owned hotels	3,351	3,358
Franchised hotels	170,485	197,917
Number of cities	242	267

	Quarter Ended
	June 30,2017	June 30,2018
Occupancy rate (as a percentage)
Leased and owned hotels	72.1%	70.7%
Franchised hotels	83.5%	82.9%
Blended	83.2%	82.6%
Average daily room rate (in RMB)
Leased and owned hotels	182	201
Franchised hotels	155	163
Blended	156	164
RevPAR (in RMB)
Leased and owned hotels	131	142
Franchised hotels	129	135
Blended	130	136

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018
Economy hotels	172	312	9,964	16,850
Vatica	83	111	6,224	8,295
Shell	89	201	3,740	8,555
Mid-scale	1,829	2,062	159,837	177,665
GreenTree Inn	1,604	1,785	141,553	155,470
GreenTree Alliance	225	277	18,284	22,195
Business to Mid-to-up-scale	34	60	4,035	6,760
GreenTree Eastern	34	59	4,035	6,650
VX	0	1	0	110
Total	2,035	2,434	173,836	201,275

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui

Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com